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                              September 6, 2022

       Jeffrey Cocks
       Chief Executive Officer
       Nevada Canyon Gold Corp.
       316 California Avenue, Suite 543
       Reno, NV 89509

                                                        Re: Nevada Canyon Gold
Corp.
                                                            Amendment No. 4 to
                                                            Offering Statement
on Form 1-A
                                                            Filed August 24,
2022
                                                            File No. 024-11911

       Dear Mr. Cocks:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 22, 2022 letter.

       Amendment No. 4 to Offering Statement on Form 1-A

       Cover Page

   1. Revise to specifically disclose the Offering Circular disclosure format you are utilizing.
                                                        Refer to Part II
(a)(1)(ii) of Form 1-A.
       Condensed Consolidated Financial Statements June 30, 2022 and 2021, page F-28

   2. We note that you incorporate by reference your condensed and consolidated financial statements for the
period June 30, 2022 to your Amended Quarterly Report on Form 10-
                                                        Q/A filed on August 23,
2022. Please revise to more clearly and prominently disclose that you are incorporating
by reference into the offering circular certain information and
 Jeffrey Cocks
Nevada Canyon Gold Corp.
September 6, 2022
Page 2
      include descriptions of where the information incorporated by reference or cross-
      referenced can be found. Also revise to include the disclosures required by General
      Instruction III.a.2.B and C of Form 1-A. For guidance, please refer to General Instruction
      III to Form 1-A regarding eligibility to incorporate by reference. Alternatively, please provide your financial statements for the interim period June 30, 2022 in the offering statement pursuant to Part F/S of Form 1-A.
       You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding comments on engineering and related matters. Please contact Cheryl Brown,
Staff Attorney, at (202) 551-3905 or Loan Lauren Nguyen, Legal Branch Chief, at
(202) 551-
3642 with any other questions.



                                                           Sincerely,
FirstName LastNameJeffrey Cocks
                                                           Division of
Corporation Finance
Comapany NameNevada Canyon Gold Corp.
                                                           Office of Energy &
Transportation
September 6, 2022 Page 2
cc:       Deron Colby, Esq.
FirstName LastName